

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2020

Benjamin Kovler
Founder, Chairman of the Board and Chief Executive Officer
Green Thumb Industries Inc.
325 West Huron Street, Suite 412
Chicago, IL 60654

> **Re: Green Thumb Industries Inc.**
> **Registration Statement on Form 10**
> **Filed December 20, 2019**
> **File No. 000-56132**

Dear Mr. Kovler:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Martin Glass, Esq.